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                                                            Exhibit 16.1

May 5, 2003

Securities and Exchange Commission
Washington, D.C.  20549

Ladies and Gentlemen:

We were previously principal accountants for Intrepid Capital Corporation (the Company) and, under the date of March 20, 2003, we reported on the consolidated financial statements of the Company as of and for the years ended December 31, 2002 and 2001. On April 29, 2003, our appointment as principal accountants was terminated. We have read the Company's statements included under Item 4 of its Form 8-K dated April 29, 2003, and we agree with such statements except that we are not in a position to agree or disagree with the Company's statement that our dismissal was recommended and approved by the Company's Audit Committee or with the statements in the last paragraph.


Very truly yours,



KPMG LLP